FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 6, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Update on the registration proceeding regarding the 2010 shareholders’ resolutions

Budapest — August 6, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, informs its shareholders of a recent development in the registration proceeding regarding the amendments of the corporate data in the companies’ register resulting from the shareholders’ resolutions of April 7, 2010.

As disclosed on July 23, 2010, the Metropolitan Court of Appeal, in an order dated July 1, 2010, reversed the decision of the Court of Registration suspending the registration proceeding regarding the amendments of the corporate data in the companies’ register resulting from the shareholders’ resolutions of April 7, 2010 and ordered the Court of Registration to continue the registration proceeding.

The Court of Registration, in its order dated August 2, 2010 and received by the Company on August 5, 2010, registered the amendments of the corporate data in the companies’ register resulting from the shareholders’ resolutions of April 7, 2010.

As previously disclosed, there are pending lawsuits regarding the shareholders’ resolutions of June 29, 2009 and April 7, 2010, respectively. We cannot fully exclude that the Company will be required to take other corporate actions in connection with the law suits. Also, we cannot provide any assurance that these matters would not have other adverse effects on the Company that are not currently foreseen.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: August 6, 2010